Statement by Mike Fraser, CEO Gold Fields delivered a solid start to 2026, building on the positive safety, operational and financial delivery of 2025. We remain steadfast in our belief that fatality and serious-injury-free mining is achievable and are encouraged to report that no fatalities or serious injuries were recorded in Q1 2026. Safety requires ongoing focus, and we continued to progress our multi-year Safety Improvement Plan (SIP) during the quarter. We are building capability at every leadership level, further improving effective risk and safety management systems and fostering continued collaboration with our business partners. We remain on track to meet our full-year production and cost guidance with Group attributable gold-equivalent production for the quarter 15% higher year-on-year (YoY) (-7% quarter-on-quarter (QoQ)). All-in costs (AIC) increased by 10% YoY (4% QoQ) while all-in sustaining costs (AISC) rose by 13% YoY (9% QoQ). These costs were in line with planned additional discretionary activity but negatively impacted by higher royalties, stronger producer currencies and recent global inflationary price impacts. Despite this, we delivered strong cash flow generation in the quarter, driven by increased sales volumes and higher gold prices. Net debt decreased by 34% YoY to US$1,304m as at 31 March 2026 (Q1 2025: US$1,981m). This is after payment of the final dividend of US$1,234m, on 16 March 2026. Gold Fields remains in a solid financial position, with a net debt to adjusted earnings before interest, taxation, depreciation and amortisation (EBITDA) of 0.19x at the end of Q1 2026, compared to 0.26x at 31 December 2025. In February 2026, we announced that US$100m had been allocated to a share buyback programme as part of the implementation of our revised capital allocation framework, aimed at delivering sector-leading shareholder returns. Share repurchases under the programme have been limited, mainly due to the high volatility in global markets since the beginning of the US–Iran war. This volatility adversely affected gold and gold equity prices. We continue to look for opportunities to execute this programme with discipline. Delivering on our strategy During Q1 2026, we continued to execute our three-pillar strategy with specific priority areas as follows: • Ensuring the physical and psychosocial safety of our people • Reliable delivery against our production and cost guidance • Transforming and simplifying our business • Progressing the Windfall project to Final Investment Decision (FID) • Progressing the renewal of the Tarkwa mining lease, and transitioning the Damang mine to the government of Ghana • Further improving the quality of our portfolio. Operate in a safe, reliable and cost-effective way Ensuring the physical and psychosocial safety of our people In 2026, we are focused on implementing our new Group Safety and Risk Standards and further cascading Visible Felt Leadership behaviours to middle management and frontline supervisors through targeted training and coaching. We continue to embed our psychosocial risk framework and health standard to reduce workplace exposures, prevent occupational illness and protect the wellbeing of our people. Simplification of our business Delivering on our strategy requires targeted investment in our people, processes and systems and to set up our business for the future. During Q1 2026, good progress was made to prepare the business to accelerate our transformation objectives, which include: • Embedding our functional operating model, including the integration of our supply chain capabilities • Simplification of our ways of work, including standardisation of systems and processes and • Targeted asset optimisation to lift productivity and cost effectiveness of our operations, including within the supply chain function Reliable and cost-effective operations Our operations delivered largely according to plan during the quarter, underpinned by strong delivery from Salares Norte following achievement of steady-state operations in Q4 2025. Group attributable gold-equivalent production increased to 633koz, compared to 551koz in Q1 2025 and slightly decreased compared to 681koz in Q4 2025. Salares Norte’s first full year of production commenced positively, with strong performance in the second half of 2025 continuing into the quarter. Production was 173koz gold-equivalent, an increase of 245% YoY (Q1 2025: 50koz gold-equivalent), and an increase of 8% QoQ (Q4 2025: 160koz gold-equivalent). This was driven by higher throughput, and higher gold and silver recoveries. Gruyere again had a soft Q1 2026. Gold production was 25% lower YoY at 53koz (Q1 2025: 71koz). This was primarily due to heavy rainfall, affecting ex-pit mining activities and lower equipment and operator availabilities. Ore production rates improved through the quarter, with run rates restored by the end of the period. A recovery plan is being implemented to support improved operational performance and underpin full-year production guidance. Agnew delivered 45koz, a 31% decrease YoY (Q1 2025: 66koz). Production was impacted by seismic events in the Kath orebody, Agnew’s primary high-grade source, which required additional rehabilitation and slowed stoping cycles. An unplanned paste reticulation line replacement further compounded mine sequence challenges. In Q2 2026, the operation is focused on clearing the pastefill backlog and increasing mined tonnes to offset lower grade feed, to support a return to more stable production levels. Labour availability and workforce stability continue to present challenges across our Australian operations, impacting productivity. Workforce initiatives are progressing, supporting a more resilient and productive operating environment. Operational update for the quarter ended 31 March 2026 Gold Fields Limited Reg. No. 1968/004880/06 Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 Attributable gold-equivalent production 633koz All-in sustaining costs US$1,829/oz All-in costs US$2,046/oz JOHANNESBURG, 7 May 2026: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2026. Detailed financial and operational results are provided on a six-monthly basis, i.e. at the end of June and December. Exhibit 99.1 Tarkwa’s production decreased by 25% YoY to 94koz during the quarter (Q1 2025: 126koz,) driven by lower yield and lower tonnes milled. This was due to a lower average feed grade as the mill processed a higher proportion of low-grade stockpile material versus ex-pit ore. In addition, throughput was constrained by reduced plant availability following unplanned downtime. We remain confident in achieving our full-year production guidance. While Gruyere, Agnew and Tarkwa faced operational challenges this quarter, each site is executing a defined recovery plan. These measures position us for stronger performance through the balance of the year. The balance of the operations delivered production in line with the plan. Group costs were higher in Q1 2026, reflecting a combination of external cost pressures and planned additional discretionary investment. Key drivers included higher consumable pricing, higher royalties linked to increased realised gold prices, stronger producer currencies and higher capital expenditure. AIC rose by 10% YoY to US$2,046/oz (Q1 2025: US$1,861/oz), while AISC increased by 13% YoY to US$1,829/oz (Q1 2025: US$1,625/oz). These increases were largely attributable to higher royalties and non- sustaining capital expenditure, partially offset by the positive impact of higher gold sales volumes. The net foreign exchange impact was US$116/oz for the quarter, while royalties increased by US$48/oz compared with Q1 2025, driven by higher gold prices. Group sustaining capital expenditure full-year guidance remains unchanged. As a result, while Q1 costs reflect elevated market-driven pressures, the Group remains well positioned to manage cost performance over the balance of the year as capital spend normalises and operating efficiencies are delivered. Have a positive impact on our communities and the environment Following the outcome of our midpoint review, we refined and extended our strategic sustainability commitments and targets to 2035 and beyond, building from our 2030 trajectory. For our social commitments, this evolution reflects a stronger emphasis on how social performance is delivered and sustained, while our environmental commitments adopt a more targeted, context-driven approach. Our refined 2035 commitments are as follows: • Deliver positive social impact by protecting our people, fostering respect and delivering positive impact for society • Deliver positive environmental impact by mitigating climate change, preserving natural resources and preventing serious environmental harm Deliver positive social impact Progressing vesting of the Thusano Trust During the quarter, we continued to make significant progress in the implementation of the Thusano Trust, our long-term employee ownership initiative in South Africa, established in 2010. The Trust has reached more than 46,000 beneficiaries, following the vesting of shares in December 2025. At vesting date, the shares were valued at R11.1 billion. Native Title Agreement signed Our host communities are a vital part of our business, and we continue to strengthen these relationships through meaningful and respectful collaboration. In Australia, we signed a Native Title Agreement with the Wangkatja Tjungula Aboriginal Corporation (WTAC) in December 2025, establishing a formal framework for cooperation that recognises native title rights and supports long-term shared outcomes on Country. The agreement follows many years of engagement and was marked by a ceremony at Granny Smith mine that took place during the quarter, reflecting a shared commitment to recognise and respect traditional custodianship, while creating enduring benefits that extend beyond the life of our mining operations. Deliver positive environmental impact Mitigating climate change Construction of the St Ives renewable project, comprising a 42MW wind farm and a 35MW solar plant, is 94% complete, with five of the seven wind turbines erected. Grid export commissioning is planned for mid-2026, subject to the conclusion of the required commissioning and connection agreements and energy market approvals. Preventing serious environmental harm Responsible tailings management remains a core focus. We aim to maintain meaningful conformance with the Global Industry Standard on Tailings Management (GISTM) achieved in 2025. During Q1 2026, we advanced targeted initiatives across Tarkwa, Gruyere and Cerro Corona to strengthen performance, enhance flexibility and optimise storage capacity. Growing the quality of our portfolio Tarkwa life-of-mine extension Tarkwa remains a long life quality asset within the Gold Fields portfolio. Following the submission of a comprehensive mining lease renewal application in November 2025, we continued to engage with the government of Ghana on the renewal of the five Tarkwa mining leases which are due to expire in April 2027. These discussions are taking place within an evolving policy and fiscal environment, including proposed amendments to mining legislation, fiscal measures and changes to the gold royalty regime introduced in March 2026. Our focus remains on a meaningful partnership for Gold Fields and the government of Ghana to achieve a positive, mutually beneficial outcome that supports the long-term sustainability of the Tarkwa mine. Transition of Damang The Damang mine was formally transferred to the government of Ghana on 18 April 2026 following the expiry of the 12-month mining lease that was granted to Gold Fields in April 2025. This transition was executed safely and responsibly, with a strong focus on our people, our host communities, and maintaining operational stability. In parallel, the environmental and social rehabilitation assessment has been completed and submitted to the Environmental Protection Agency, with final approval expected. We have made provision for the associated rehabilitation obligations, and a marginal top-up of the rehabilitation funds held in trust is anticipated once the final requirements are confirmed. I would also like to acknowledge and thank the Damang teams for their professionalism, commitment, and resilience throughout this transition. We wish you every success for the future. Mining contractor in Ghana As previously disclosed in our 2025 Annual Financial Statements, we received notices of dispute from our mining contractor, Engineers and Planners (E&P), during March 2026 for historical claims relating to the Tarkwa and Damang mining contracts (see note 39 of the 2025 Annual Financial Statements). Following engagement with E&P, the matters are now progressing to arbitration. We are committed to resolving these matters in an orderly manner, while maintaining operational stability at Tarkwa. Windfall project update During the quarter, we reached an in-principle agreement with the Cree parties across all the Chapters of the Impact Benefit Agreement (IBA) . This agreement, once signed and executed, will represent a shared commitment to building a transparent, respectful and enduring partnership for the responsible and sustainable development of natural resources at Windfall. Gold Fields participated in the Environmental and Social Impact Review Committee (COMEX) public hearings on 21 and 29 April 2026, which were the final step in the environmental impact assessment (EIA) process prior to issuing of the final reports by COMEX. We are confident that we remain on track to obtain the final EIA approval during 2026 and final investment decision thereafter. We will provide a full update at H1 2026 results in August 2026. Investing to improve portfolio quality and extend life At our November 2025 Capital Markets Day, we outlined disciplined investment options with potential to deliver long-term value through targeted life-extension initiatives and cost optimisation. Key investments over the next five years include: • Materials handling infrastructure at St Ives and Granny Smith • Agua Amarga pre-stripping and supporting investment to extend the production profile at Salares Norte • South of Wrench development at South Deep • Renewables investment to secure a low-cost power supply at South Deep and • Critical investments at our Australian operations, including development to support the greater Invincible complex at St Ives and the Gruyere Golden Highway project Through Q1, we progressed planned study activities across the portfolio and will provide an update on material decision points as available. 2 GOLD FIELDS Operational Update March Quarter 2026 Greenfields update Greenfields exploration remains a core pillar of Gold Fields’ growth strategy, building a pipeline of high-quality opportunities to support production beyond 2035. In Q1 2026, the portfolio comprised 21 active projects, including 13 in drilling, with clear prioritisation of top-tier opportunities across equity investments, joint ventures and 100% owned assets. We advanced multiple drill programmes in Eastern Australia while continuing to rationalise the portfolio. In South America, permitting is advancing across Villa Tati in Chile and the Moquegua projects in southern Peru, positioning both for initial drilling in H2 2026. In Canada, regional drilling and generative work continue across the Windfall district, with the Phoenix JV advancing toward earn-in completion. We also increased our equity position in Founders Metals to ~12.5% through on-market purchases, representing a selective investment outside our core jurisdictions into a high-quality, district- scale opportunity. Overall, the portfolio is focused and disciplined, with capital allocation driven by global portfolio ranking and a clear push to accelerate priority targets to drilling while continuing to screen lower- priority assets. 2026 guidance remains unchanged We remain on track to meet the original production and cost guidance provided in February 2026. Attributable gold-equivalent production for 2026 is expected to be between 2.40Moz and 2.60Moz. AISC and AIC are expected to be between US$1,800/oz and US$2,000/oz, and US$2,075/oz and US$2,300/oz respectively. Total capital expenditure for the Group for the year is expected to be between US$1,900m and US$2,100m in 2026. Sustaining capital expenditure is expected to be between US$1,300m and US$1,400m, with the remainder allocated to non-sustaining capital expenditure. We continue to monitor the macro environment closely and assess potential impacts on our operations, costs and security of supply. There have been significant increases in a number of our key commodities since the Iran war commenced. Since February we have seen increases as outlined below: • Diesel increases of between approximately 30% to 70% • Explosive increases of approximately 10% • Cyanide increases of approximately 10% • Freight increases of approximately 40% • LNG increases of approximately 30% The forecast impact of this, assuming an oil price of US$100/bl is between US$40/oz to US$50/oz on a portfolio level. We are confident that we can remain within our guidance range but if prices move higher, this will place significant pressure on our ability to deliver cost within the guidance range. Management have initiated several measures to mitigate these cost pressures, including asset optimisation and broader cost optimisation initiatives such as strategic sourcing. In this volatile context, we maintain a cautious outlook, while taking practical steps to protect delivery. The above is subject to the forward-looking statement on page 18 of this operating update. Mike Fraser Chief Executive Officer 07 May 2026 3 GOLD FIELDS Operational Update March Quarter 2026 Key statistics United States Dollar Quarter Figures in millions unless otherwise stated March 2026 December 2025 March 2025 Gold-equivalent produced – attributable oz (000) 633 681 551 Gold-equivalent produced – managed oz (000) 649 699 569 Gold-equivalent sold – managed oz (000) 649 694 567 Tonnes milled/treated 000 11,650 11,816 10,159 Revenue US$/oz 4,855 4,184 2,900 AISC# US$/oz 1,829 1,673 1,625 Total AIC# US$/oz 2,046 1,969 1,861 Net debt US$m 1,304 1,442 1,981 Net debt (excluding lease liabilities) US$m 824 959 1,549 Net debt to adjusted EBITDA ratio 0.19 0.26 0.59 At 31 March 2026, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (93.10%) and Cerro Corona in Peru (99.5%). Gold produced and sold throughout this report includes copper gold equivalents of approximately 2% and silver gold equivalents of approximately 4% of Group production, respectively. # AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices Figures may not add as they are rounded independently All-in cost reconciliation United States Dollar Quarter Figures in millions unless otherwise stated March 2026 December 2025 March 2025 Total AIC for mining operations US$/oz 1,917 1,769 1,752 Windfall US$/oz 110 144 81 Corporate and other US$/oz 19 56 28 Total AIC US$/oz 2,046 1,969 1,861 Currencies and metal prices United States Dollar Quarter Figures in millions unless otherwise stated March 2026 December 2025 March 2025 US$1-ZAR 16.34 17.11 18.49 A$-US$ 0.70 0.66 0.63 US$-C$ 0.73 0.72 0.70 Gold price (US$/oz) 4,855 4,184 2,900 Copper price (US$/tonne) 12,852 11,100 9,346 Silver price (US$/oz) 83 57 31 Stock data for the quarter ended March 2026 Number of shares in issue NYSE – (GFI) – at 31 March 2026 895,024,247 Range – Quarter US$39.07 – US$61.51 – average for the period 895,024,247 Average Volume – Quarter 3,614,130 shares/day Free float 100 per cent JSE Limited – (GFI) ADR ratio 1:1 Range – Quarter ZAR666.32 – ZAR936.10 Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Quarter 2,561,969 shares/day 4 GOLD FIELDS Operational Update March Quarter 2026

Salient features and cost benchmarks

Figures are in millions unless otherwise stated		United States Dollar						South African Rand
			Peru	Chile	Ghana		South Africa	
		Total Mine operations	Cerro Corona	Salares Norte Project[1]	Tarkwa	Damang	South Deep	South Deep
Operating results								
Ore milled/treated (000 tonnes)	**Mar 2026**	**11,650**	**1,594**	**505**	**3,423**	**1,147**	**794**	**794**
	Dec 2025	11,816	1,491	448	3,740	1,221	666	666
	Mar 2025	10,159	1,602	173	3,639	1,154	711	711
Yield (grams per tonne)	**Mar 2026**	**1.7**	**0.5**	**10.7**	**0.9**	**0.5**	**2.9**	**2.9**
	Dec 2025	1.8	0.6	11.2	1.0	0.6	3.6	3.6
	Mar 2025	1.7	0.9	9.0	1.1	0.7	3.2	3.2
Gold produced (000 managed equivalent ounces)	**Mar 2026**	**649.1**	**27.7**	**173.3**	**94.4**	**19.0**	**74.5**	**2,318**
	Dec 2025	698.7	28.8	160.7	118.7	23.1	78.0	2,425
	Mar 2025	568.6	45.6	50.2	126.3	25.7	72.2	2,244
Gold produced (000 attributable equivalent ounces)	**Mar 2026**	**632.5**	**27.5**	**173.3**	**85.0**	**17.1**	**69.4**	**2,158**
	Dec 2025	681.0	28.6	160.7	106.8	20.8	74.6	2,322
	Mar 2025	550.6	45.4	50.2	113.7	23.1	69.6	2,164
Gold sold (000 managed equivalent ounces)	**Mar 2026**	**648.9**	**29.9**	**171.0**	**95.3**	**19.6**	**70.1**	**2,182**
	Dec 2025	694.2	27.5	151.3	119.2	22.5	83.0	2,580
	Mar 2025	567.1	44.9	51.0	129.2	25.7	67.4	2,096
Cost of sales before amortisation and depreciation (million)	**Mar 2026**	**(918.7)**	**(65.9)**	**(103.3)**	**(178.4)**	**(64.3)**	**(111.6)**	**(1,822.9)**
	Dec 2025	(799.0)	(57.7)	(58.7)	(151.6)	(61.3)	(104.4)	(1,789.5)
	Mar 2025	(596.8)	(43.5)	(25.1)	(151.1)	(47.9)	(89.1)	(1,647.5)
Sustaining capital (million)	**Mar 2026**	**(288.5)**	**0.2**	**(17.0)**	**(95.8)**	**—**	**(26.1)**	**(425.8)**
	Dec 2025	(279.1)	(9.1)	(14.4)	(56.6)	1.1	(44.8)	(779.2)
	Mar 2025	(246.5)	(0.5)	(64.4)	(56.0)	2.5	(23.3)	(430.7)
Non-sustaining capital (million)	**Mar 2026**	**(40.4)**	**(1.4)**	**(3.1)**	**—**	**—**	**(4.3)**	**(71.0)**
	Dec 2025	(68.8)	(20.2)	—	—	—	—	—
	Mar 2025	(63.2)	(0.5)	(29.9)	—	—	—	—
Total capital expenditure (million)	**Mar 2026**	**(328.9)**	**(1.2)**	**(20.1)**	**(95.8)**	**—**	**(30.4)**	**(496.8)**
	Dec 2025	(347.9)	(29.3)	(14.4)	(56.6)	1.1	(44.8)	(779.2)
	Mar 2025	(309.7)	(1.0)	(94.3)	(56.0)	2.5	(23.3)	(430.7)
AISC (Dollar per ounce)	**Mar 2026**	**1,818**	**1,179**	**102**	**2,973**	**3,537**	**2,160**	**1,134,920**
	Dec 2025	1,637	1,668	424	2,021	2,829	1,998	1,107,991
	Mar 2025	1,603	194	1,761	1,797	2,069	1,737	1,032,462
Total AIC (Dollar per ounce)	**Mar 2026**	**1,917**	**1,360**	**165**	**2,973**	**3,537**	**2,222**	**1,167,452**
	Dec 2025	1,769	3,155	479	2,021	2,829	1,998	1,107,991
	Mar 2025	1,753	250	2,492	1,797	2,069	1,737	1,032,462

Average exchange rates were US$1 = R16.34, US$1 = R17.11 and US$1 = R18.49 for the March 2026, December 2025 and March 2025 quarters
The Australian/US Dollar exchange rates were A$1 = US$0.70, A$1 = US$0.66 and A$1 = US$0.63 for the March 2026, December 2025 and March 2025 quarters
[1] On 31 August 2025, the operation achieved commercial levels of production, following the sustained improvement of the plant throughput and metallurgical recoveries
Figures may not add as they are rounded independently

5 **GOLD FIELDS** Operational Update March Quarter 2026

Salient features and cost benchmarks continued

		United States Dollar				Australian Dollar			
		Australia				Australia			
Figures are in millions unless otherwise stated		Agnew	St Ives	Granny Smith	Gruyere[1]	Agnew	St Ives	Granny Smith	Gruyere[1]
Operating results									
Ore milled/treated (000 tonnes)	**Mar 2026**	**296**	**1,147**	**412**	**2,332**	**296**	**1,147**	**412**	**2,332**
	Dec 2025	296	1,176	290	2,490	296	1,176	290	2,490
	Mar 2025	275	1,134	340	1,131	275	1,134	340	1,131
Yield (grams per tonne)	**Mar 2026**	**4.8**	**2.3**	**5.9**	**0.7**	**4.8**	**2.3**	**5.9**	**0.7**
	Dec 2025	6.5	2.5	6.3	0.9	6.5	2.5	6.3	0.9
	Mar 2025	7.4	2.3	5.7	1.0	7.4	2.3	5.7	1.0
Gold produced (000 managed equivalent ounces)	**Mar 2026**	**45.4**	**83.7**	**78.0**	**53.2**	**45.4**	**83.7**	**78.0**	**53.2**
	Dec 2025	61.6	96.0	58.4	73.4	61.6	96.0	58.4	73.4
	Mar 2025	65.5	85.2	62.3	35.6	65.5	85.2	62.3	35.6
Gold produced (000 attributable equivalent ounces)	**Mar 2026**	**45.4**	**83.7**	**78.0**	**53.2**	**45.4**	**83.7**	**78.0**	**53.2**
	Dec 2025	61.6	96.0	58.4	73.4	61.6	96.0	58.4	73.4
	Mar 2025	65.5	85.2	62.3	35.6	65.5	85.2	62.3	35.6
Gold sold (000 managed equivalent ounces)	**Mar 2026**	**45.9**	**83.7**	**78.0**	**55.3**	**45.9**	**83.7**	**78.0**	**55.3**
	Dec 2025	59.9	100.3	58.4	72.0	59.9	100.3	58.4	72.0
	Mar 2025	62.4	85.2	67.1	34.1	62.4	85.2	67.1	34.1
Cost of sales before amortisation and depreciation (million)	**Mar 2026**	**(76.0)**	**(137.9)**	**(85.6)**	**(95.9)**	**(109.2)**	**(198.3)**	**(123.1)**	**(137.9)**
	Dec 2025	(66.9)	(115.5)	(53.6)	(129.2)	(102.1)	(176.3)	(81.5)	(199.5)
	Mar 2025	(54.9)	(95.3)	(61.2)	(28.7)	(87.5)	(151.8)	(97.5)	(45.7)
Sustaining capital (million)	**Mar 2026**	**(17.9)**	**(28.4)**	**(26.9)**	**(76.7)**	**(25.7)**	**(40.8)**	**(38.6)**	**(110.3)**
	Dec 2025	(14.6)	(38.7)	(33.7)	(68.4)	(22.4)	(59.2)	(51.5)	(105.2)
	Mar 2025	(9.4)	(37.9)	(32.8)	(24.8)	(15.0)	(60.4)	(52.2)	(39.4)
Non-sustaining capital (million)	**Mar 2026**	**(4.2)**	**(27.3)**	**(0.1)**	**(0.1)**	**(6.1)**	**(39.2)**	**(0.1)**	**(0.1)**
	Dec 2025	(5.2)	(38.8)	(4.5)	—	(7.8)	(59.1)	(7.0)	—
	Mar 2025	(6.6)	(25.3)	(1.0)	—	(10.4)	(40.3)	(1.5)	—
Total capital expenditure (million)	**Mar 2026**	**(22.1)**	**(55.7)**	**(27.0)**	**(76.8)**	**(31.8)**	**(80.0)**	**(38.7)**	**(110.4)**
	Dec 2025	(19.8)	(77.5)	(38.2)	(68.4)	(30.2)	(118.3)	(58.5)	(105.2)
	Mar 2025	(16.0)	(63.2)	(33.8)	(24.8)	(25.4)	(100.7)	(53.7)	(39.4)
AISC (Dollar per ounce)	**Mar 2026**	**2,300**	**2,083**	**1,592**	**3,021**	**3,307**	**2,995**	**2,289**	**4,343**
	Dec 2025	1,625	1,739	1,766	2,242	2,482	2,657	2,694	3,451
	Mar 2025	1,194	1,697	1,541	1,781	1,901	2,703	2,455	2,837
Total AIC (Dollar per ounce)	**Mar 2026**	**2,493**	**2,480**	**1,618**	**3,022**	**3,584**	**3,566**	**2,326**	**4,345**
	Dec 2025	1,798	2,151	1,870	2,242	2,743	3,284	2,852	3,451
	Mar 2025	1,331	2,081	1,566	1,813	2,120	3,315	2,494	2,888

Average exchange rates were US$1 = R16.34, US$1 = R17.11 and US$1 = R18.49 for the March 2026, December 2025 and March 2025 quarters
The Australian/US Dollar exchange rates were A$1 = US$0.70, A$1 = US$0.66 and A$1 = US$0.63 for the March 2026, December 2025 and March 2025 quarters
[1] Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward
Figures may not add as they are rounded independently

6 **GOLD FIELDS** Operational Update March Quarter 2026

Review of operations

Quarter ended 31 March 2026 compared with quarter ended 31 December 2025 and quarter ended 31 March 2025

Figures may not add as they are rounded independently.

Gruyere

		March 2026	December 2025	% Variance	March 2025[1]	% Variance
Ore mined	000 tonnes	**1,438**	1,987	(28)	2,326	(38)
Waste (Capital)	000 tonnes	**10,003**	12,257	(18)	11,194	(11)
Waste (Operational)	000 tonnes	**314**	1,050	(70)	3,716	(92)
Total waste mined	000 tonnes	**10,317**	13,307	(22)	14,910	(31)
Total tonnes mined	000 tonnes	**11,755**	15,294	(23)	17,236	(32)
Grade mined	g/t	**0.88**	1.07	(18)	1.05	(16)
Gold mined	000'oz	**40.7**	68.1	(40)	78.8	(48)
Strip ratio	waste/ ore	**7.2**	6.7	7	6.4	13
Tonnes milled	000 tonnes	**2,332**	2,490	(6)	2,261	3
Yield	g/t	**0.71**	0.92	(23)	0.98	(28)
Gold produced	000'oz	**53.2**	73.4	(28)	71.2	(25)
Gold sold	000'oz	**55.3**	72.0	(23)	68.3	(19)
AISC	A$/oz	**4,343**	3,451	26	2,837	53
	US$/oz	**3,021**	2,242	35	1,781	70
AIC	A$/oz	**4,345**	3,451	26	2,888	50
	US$/oz	**3,022**	2,242	35	1,813	67
Sustaining capital expenditure	A$m	**110.3**	105.2	5	39.4	180
	US$m	**76.7**	68.4	12	24.8	209
Non-sustaining capital expenditure	A$m	**0.1**	—	100	—	100
	US$m	**0.1**	—	100	—	100
Total capital expenditure	A$m	**110.4**	105.2	5	39.4	180
	US$m	**76.8**	68.4	12	24.8	210

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

Quarter-on-quarter comparisons of financial results are impacted by the acquisition of Gold Road on 26 September 2025, with results reported on a 100% basis from this date.

March 2026 quarter compared with December 2025 quarter

Gold production decreased by 28% to 53,200 ounces in the March quarter from 73,400 ounces in the December quarter, due to a 28% decrease in ore mined.

The decrease in ore production was primarily due to a significant rainfall event at Gruyere in January 2026, with 133mm of rain recorded over 36 hours, impacting ex-pit production for approximately four weeks.

AIC increased by 26% to A$4,345/oz (US$3,022/oz) in the March quarter from A$3,451/oz (US$2,242/oz) in the December quarter due to lower gold sold following the ounce production shortfall, and an increase in capital expenditure.

Capital expenditure increased by 5% to A$110m (US$77m) in the March quarter, compared with A$105m (US$68m) in the December quarter, with a focus on enabling infrastructure projects.

March 2026 quarter compared with March 2025 quarter

Gold production in the March 2026 quarter was 25% lower than in the March 2025 quarter, with ore production impacted by a significant rainfall event in January 2026.

AIC increased by 50% in the March 2026 quarter compared to the March 2025 quarter, due to lower gold sold following the ounce production shortfall, and an 180% increase in capital expenditure.

Total capital expenditure increased by 180% in the March 2026 quarter compared to the March 2025 quarter. During the March 2026 quarter A$72m (US$50m) was spent on developing stages 5 and 6 of the Gruyere pit (March 2025 – A$30m/US$19m).

7 GOLD FIELDS Operational Update March Quarter 2026

Review of operations continued

Granny Smith

		March 2026	December 2025	% Variance	March 2025	% Variance
Underground ore mined	000 tonnes	**357**	333	7	346	3
Underground waste mined	000 tonnes	**86**	153	(44)	139	(38)
Total tonnes mined	000 tonnes	**443**	486	(9)	485	(9)
Grade mined – underground	g/t	**6.30**	6.34	(1)	5.81	8
Gold mined	000'oz	**72.4**	67.9	7	64.7	12
Tonnes milled	000 tonnes	**412**	290	42	340	21
Yield	g/t	**5.89**	6.28	(6)	5.70	3
Gold produced	000'oz	**78.0**	58.4	34	62.3	25
Gold sold	000'oz	**78.0**	58.4	34	67.1	16
AISC	A$/oz	**2,289**	2,694	(15)	2,455	(7)
	US$/oz	**1,592**	1,766	(10)	1,541	3
AIC	A$/oz	**2,326**	2,852	(18)	2,494	(7)
	US$/oz	**1,618**	1,870	(13)	1,566	3
Sustaining capital expenditure	A$m	**38.6**	51.5	(25)	52.2	(26)
	US$m	**26.9**	33.7	(20)	32.8	(18)
Non-sustaining capital expenditure	A$m	**0.1**	7.0	(99)	1.5	(93)
	US$m	**0.1**	4.5	(98)	1.0	(90)
Total capital expenditure	A$m	**38.7**	58.5	(34)	53.7	(28)
	US$m	**27.0**	38.2	(29)	33.8	(20)

March 2026 quarter compared with December 2025 quarter

Gold production increased by 34% to 78,000oz in the March quarter from 58,400oz in the December quarter due to an increase in tonnes processed.

A total of 89,000 tonnes of stockpiled ore, at an average grade of 5.3g/t for 15,100oz, were carried over from the December quarter and processed in the March quarter.

AIC decreased by 18% to A$2,326/oz (US$1,618/oz) in the March quarter from A$2,852/oz (US$1,870/oz) in the December quarter due to increased gold sales driven by the increased gold production, as well as lower capital expenditure.

Total capital expenditure decreased by 34% to A$39m (US$27m) in the March quarter from A$59m (US$38m) in the December quarter, following higher mine development, expenditure on camp accommodation upgrades and expenditure on the new fresh air intake system in the December quarter.

March 2026 quarter compared with March 2025 quarter

Gold production increased by 25% in the March 2026 quarter compared to the March 2025 quarter, driven by the processing of stockpiled ore carried over into the March 2026 quarter.

AIC decreased by 7% in the March 2026 quarter compared to the March 2025 quarter due to increased gold sold following the processing of stockpiled ore, and a 28% decrease in capital expenditure.

Total capital expenditure decreased by 28% in the March 2026 quarter compared to the March 2025 quarter, primarily due to higher development activity in the Z135 area and expenditure on the refrigeration plant in the March 2025 quarter.

8 **GOLD FIELDS** Operational Update March Quarter 2026

Review of operations continued

St Ives

		March 2026	December 2025	% Variance	March 2025	% Variance
Underground						
Ore mined	000 tonnes	**515**	555	(7)	560	(8)
Waste mined	000 tonnes	**264**	214	23	253	4
Total tonnes mined	000 tonnes	**779**	769	1	813	(4)
Grade mined	g/t	**3.40**	4.64	(27)	3.47	(2)
Gold mined	000'oz	**56.3**	82.7	(32)	62.4	(10)
Surface						
Ore mined	000 tonnes	**428**	815	(47)	433	(1)
Waste (Capital)	000 tonnes	**1,411**	54	2513	1,724	(18)
Waste (Operational)	000 tonnes	**157**	585	(73)	651	(76)
Total waste mined	000 tonnes	**1,568**	639	145	2,375	(34)
Total tonnes mined	000 tonnes	**1,996**	1,454	37	2,808	(29)
Grade mined	g/t	**1.76**	1.25	41	1.82	(3)
Gold mined	000'oz	**24.2**	32.6	(26)	25.4	(5)
Strip ratio	waste/ ore	**3.7**	0.8	363	5.5	(33)
Total (underground and surface)						
Total ore mined	000 tonnes	**943**	1,370	(31)	993	(5)
Total grade mined	g/t	**2.65**	2.62	1	2.75	(4)
Total tonnes mined	000 tonnes	**2,775**	2,223	25	3,621	(23)
Total gold mined	000'oz	**80.5**	115.3	(30)	87.8	(8)
Tonnes milled	000 tonnes	**1,147**	1,176	(2)	1,134	1
Yield – underground	g/t	**3.25**	4.18	(22)	3.13	4
Yield – surface	g/t	**1.45**	1.11	31	1.57	(8)
Yield – combined	g/t	**2.27**	2.54	(11)	2.34	(3)
Gold produced	000'oz	**83.7**	96.0	(13)	85.2	(2)
Gold sold	000'oz	**83.7**	100.3	(17)	85.2	(2)
AISC	A$/oz	**2,995**	2,657	13	2,703	11
	US$/oz	**2,083**	1,739	20	1,697	23
AIC	A$/oz	**3,566**	3,284	9	3,315	8
	US$/oz	**2,480**	2,151	15	2,081	19
Sustaining capital expenditure	A$m	**40.8**	59.2	(31)	60.4	(32)
	US$m	**28.4**	38.7	(27)	37.9	(25)
Non-sustaining capital expenditure	A$m	**39.2**	59.1	(34)	40.3	(3)
	US$m	**27.3**	38.8	(30)	25.3	8
Total capital expenditure	A$m	**80.0**	118.3	(32)	100.7	(21)
	US$m	**55.7**	77.5	(28)	63.2	(12)

March 2026 quarter compared with December 2025 quarter

Gold production decreased by 13% to 83,700oz in the March quarter from 96,000oz in the December quarter due to lower grade of ore mined from the Invincible and Hamlet underground mines, in line with mine sequencing.

AIC increased by 9% to A$3,566/oz (US$2,480/oz) in the March quarter from A$3,284/oz (US$2,151/oz) in the December quarter due to lower gold sales partially offset by lower capital expenditure.

Total capital expenditure decreased by 32% to A$80m (US$56m) in the March quarter from A$118m (US$78m) in the December quarter mainly due to lower expenditure on the renewable power project of A$15m (US$10m) in the March quarter (December quarter – A$44m/ US$29m), partially offset by increased pre-strip mined at the new Santa Ana open pit in the March quarter.

March 2026 quarter compared with March 2025 quarter

March 2026 gold production at 83,700oz was 2% lower than the 85,200oz produced in March 2025.

AIC increased by 8% in the March 2026 quarter compared to the March 2025 quarter due to lower gold sales combined with increased cost of sales before amortisation and depreciation as well as higher royalties paid.

Total capital expenditure decreased by 21% in the March 2026 quarter compared to the March 2025 quarter, due to lower capital expenditure on the renewable power project, as well as lower underground and open-pit development capital expenditure.

9 GOLD FIELDS Operational Update March Quarter 2026

Review of operations continued

Agnew

		March 2026	December 2025	% Variance	March 2025	% Variance
Underground Ore mined	000 tonnes	**282**	318	(11)	295	(4)
Underground Waste mined	000 tonnes	**222**	173	28	231	(4)
Total tonnes mined	000 tonnes	**504**	491	3	526	(4)
Grade mined - underground	g/t	**4.90**	6.40	(23)	6.45	(24)
Gold mined	000'oz	**44.5**	65.5	(32)	61.2	(27)
Tonnes milled	000 tonnes	**296**	296	–	275	8
Yield – underground	g/t	**4.77**	6.48	(26)	7.41	(36)
Gold produced	000'oz	**45.4**	61.6	(26)	65.5	(31)
Gold sold	000'oz	**45.9**	59.9	(23)	62.4	(26)
AISC	A$/oz	**3,307**	2,482	33	1,901	74
	US$/oz	**2,300**	1,625	42	1,194	93
AIC	A$/oz	**3,584**	2,743	31	2,120	69
	US$/oz	**2,493**	1,798	39	1,331	87
Sustaining capital expenditure	A$m	**25.7**	22.4	15	15.0	71
	US$m	**17.9**	14.6	23	9.4	90
Non-sustaining capital expenditure	A$m	**6.1**	7.8	(22)	10.4	(41)
	US$m	**4.2**	5.2	(19)	6.6	(36)
Total capital expenditure	A$m	**31.8**	30.2	5	25.4	25
	US$m	**22.1**	19.8	12	16.0	38

March 2026 quarter compared with December 2025 quarter

Gold production decreased by 26% to 45,400oz in the March quarter from 61,600oz in the December quarter due to lower grade of ore mined and processed.

Ore production at Waroonga was impacted by three seismic events during the March quarter, restricting access to sections of the Kath orebody for approximately three weeks. In mitigation, production was supplemented with increased ore from the lower-grade Barren Lands orebody, resulting in an overall 23% reduction in mined grade.

AIC increased by 31% to A$3,584/oz (US$2,493/oz) in the March quarter from A$2,743/oz (US$1,798/oz) in the December quarter due to lower gold sold following the ounce production shortfall, and increased capital expenditure.

Total capital expenditure increased by 5% to A$32m (US$22m) in the March quarter from A$30m (US$20m) in the December quarter, driven by increased capital development at Waroonga in the March quarter.

March 2026 quarter compared with March 2025 quarter

Gold production in the March 2026 quarter was 31% lower than in the March 2025 quarter, with ore production at Waroonga impacted by three seismic events during the March 2026 quarter.

AIC increased by 69% in the March 2026 quarter compared to the March 2025 quarter due to lower gold sold following the ounce production shortfall, and a 25% increase in capital expenditure.

Total capital expenditure increased by 25% in the March 2026 quarter compared to the March 2025 quarter, driven by A$8m (US$5m) of capital development at the Redeemer Complex in the March 2026 quarter (March 2025 quarter – Nil).

10 **GOLD FIELDS** Operational Update March Quarter 2026

Review of operations continued

South Deep

		March 2026	December 2025	% Variance	March 2025	% Variance
Ore mined	000 tonnes	**435**	403	8	417	4
Waste mined	000 tonnes	**60**	65	(8)	73	(18)
Total tonnes	000 tonnes	**495**	468	6	489	1
Grade mined – underground reef	g/t	**5.63**	5.90	(5)	6.03	(7)
Grade mined – underground total	g/t	**4.94**	5.07	(3)	5.13	(4)
Gold mined	kg	**2,446**	2,375	3	2,511	(3)
	000'oz	**78.6**	76.3	3	80.7	(3)
Development	m	**2,538**	2,764	(8)	2,762	(8)
Secondary support	m	**2,918**	4,479	(35)	3,168	(8)
Backfill	m^3	**180,528**	144,462	25	141,607	27
Ore milled – underground reef	000 tonnes	**430**	389	11	374	15
Ore milled – underground waste	000 tonnes	**42**	39	8	46	(9)
Total underground tonnes milled	000 tonnes	**472**	428	10	420	12
Ore milled – surface	000 tonnes	**322**	237	36	291	11
Total tonnes milled	000 tonnes	**794**	666	19	711	12
Yield – underground reef	g/t	**5.30**	6.14	(14)	5.90	(10)
Surface yield	g/t	**0.12**	0.15	(20)	0.12	—

March 2026 quarter compared with December 2025 quarter
Gold production for the March quarter decreased by 4% to 2,318kg (74.5koz) from 2,425kg (78.0koz) in the December quarter, primarily due to lower mined grades arising from a planned change in the mining footprint.

AIC increased by 5% to R1,167,452/kg (US$2,222/oz) in the March quarter from R1,107,991 (US$1,998/oz) in the December quarter mainly due to lower gold sold, partially offset by lower capital expenditure and cost of sales before amortisation and depreciation.

Total capital expenditure decreased by 36% to R497m (US$30m) in the March quarter from R779m (US$45m) in the December quarter. This is mainly due to the phasing of projects and the slow start up of suppliers and projects at the start of a year (March 2026 quarter) and the end of a year (December 2025 quarter) and the subsequent deliveries associated with each.

March 2026 quarter compared with March 2025 quarter
Gold production increased by 3% in the March 2026 quarter compared to the March 2025 quarter. The improvement was driven by higher stoping volumes, consistent with the planned production ramp-up.

AIC increased by 13% in the March 2026 quarter compared to the March 2025 quarter due to the 15% higher capital expenditure, partially offset by the 4% higher gold sold.

Total yield	g/t	**2.92**	3.64	(20)	3.16	(8)
Gold produced	kg	**2,318**	2,425	(4)	2,244	3
	000'oz	**74.5**	78.0	(4)	72.2	3
Gold sold	kg	**2,182**	2,580	(15)	2,096	4
	000'oz	**70.1**	83.0	(16)	67.4	4
AISC	R/kg	**1,134,920**	1,107,991	2	1,032,462	10
	US$/oz	**2,160**	1,998	8	1,737	24
AIC	R/kg	**1,167,452**	1,107,991	5	1,032,462	13
	US$/oz	**2,222**	1,998	11	1,737	28
Sustaining capital expenditure	Rm	**425.8**	779.2	(45)	430.7	(1)
	US$m	**26.1**	44.8	(42)	23.3	12
Non-sustaining capital expenditure	Rm	**71.0**	—	100	—	100
	US$m	**4.3**	—	100	—	100
Total capital expenditure	Rm	**496.8**	779.2	(36)	430.7	15
	US$m	**30.4**	44.8	(32)	23.3	30

Total capital expenditure for the March 2026 quarter increased by 15% compared to the March 2025 quarter. The increased capital mainly relates to the South of Wrench project, which moved into a feasibility study phase in H2 2025.

11 **GOLD FIELDS** Operational Update March Quarter 2026

Review of operations continued

Damang

		March 2026	December 2025	% Variance	March 2025	% Variance
Ore mined	000 tonnes	**677**	983	(31)	—	100
Waste (Operational)	000 tonnes	**5,280**	5,352	100	—	100
Total tonnes mined	000 tonnes	**5,957**	6,335	(6)	—	100
Strip ratio	waste/ore	**7.79**	5.44	43	—	100
Grade mined	g/t	**0.75**	0.80	(6)	—	100
Gold mined	000'oz	**16**	25	(36)	—	100
Tonnes milled	000 tonnes	**1,147**	1,221	(6)	1,154	(1)
Yield	g/t	**0.52**	0.59	(12)	0.69	(25)
Gold produced	000'oz	**19.0**	23.1	(18)	25.7	(26)
Gold sold	000'oz	**19.6**	22.5	(13)	25.7	(24)
AISC	US$/oz	**3,537**	2,829	25	2,069	71
AIC	US$/oz	**3,537**	2,829	25	2,069	71

March 2026 quarter compared with December 2025 quarter

Gold production decreased by 18% to 19,000oz in the March quarter from 23,100oz in the December quarter, mainly due to lower tonnes milled and a decrease in yield.

Yield decreased by 12% to 0.52g/t in the March quarter from 0.59g/t in the December quarter due to lower feed grade. A total of 591kt was fed from the stockpiles at a grade of 0.62g/t and 630kt at a grade of 0.84g/t from ex-pit in the December quarter, compared with 621kt at a grade of 0.65g/t from stockpiles and 526kt at a grade of 0.76g/t from ex-pit in the March quarter.

AIC increased by 25% to US$3,537/oz in the March quarter from US$2,829/oz in the December quarter due to lower gold sold and higher gold inventory cost. The gold inventory cost increased by 132% to US$1.9m in the March quarter from a credit of US$5.9m in the December quarter.

March 2026 quarter compared with March 2025 quarter

Gold production decreased by 26% in the March 2026 quarter compared to the March 2025 quarter mainly due to a decrease in yield and lower tonnes milled.

Yield decreased by 25% in the March 2026 quarter compared to the March 2025 quarter due to lower feed grade.

AIC increased by 71% in the March 2026 quarter compared to the March 2025 quarter due to lower gold sold and higher cost of sales before amortisation and depreciation. Cost of sales before amortisation and depreciation increased by 33% in the March 2026 quarter to US$64m from US$48m for the same quarter last year due to the active pit mining in 2026.

12 **GOLD FIELDS** Operational Update March Quarter 2026

Review of operations continued Tarkwa March 2026 December 2025 % Variance March 2025 % Variance Ore mined 000 tonnes 1,535 2,368 (35) 3,053 (50) Waste (Capital) 000 tonnes 15,697 9,179 71 7,866 100 Waste (Operational) 000 tonnes 6,948 8,392 (17) 12,995 (47) Total waste mined 000 tonnes 22,645 17,571 29 20,861 9 Total tonnes mined 000 tonnes 24,180 19,939 21 23,914 1 Strip ratio waste/ ore 14.7 7.4 99 6.8 116 Grade mined g/t 1.29 1.32 (2) 1.17 10 Gold mined 000’oz 63.4 100.7 (37) 114.7 (45) Tonnes milled 000 tonnes 3,423 3,740 (8) 3,639 (6) Yield g/t 0.86 0.99 (13) 1.08 (20) Gold produced 000’oz 94.4 118.7 (20) 126.3 (25) Gold sold 000’oz 95.3 119.2 (20) 129.2 (26) AISC US$/oz 2,973 2,021 47 1,797 65 AIC US$/oz 2,973 2,021 47 1,797 65 Sustaining capital expenditure US$m 95.8 56.6 69 56.0 71 Non-sustaining capital expenditure US$m — — — — — Total capital expenditure US$m 95.8 56.6 69 56.0 71 March 2026 quarter compared with December 2025 quarter Gold production decreased by 20% to 94,400oz in the March quarter from 118,700oz in the December quarter due to lower yield and lower tonnes milled. Yield decreased by 13% to 0.86g/t in the March quarter from 0.99g/t in the December quarter due to lower feed grade. In the March quarter, 1.4Mt was fed from ex-pit at a grade of 1.20g/t and 2.0Mt from stockpile at a grade of 0.79g/t compared to 2.0Mt was fed from ex-pit at a grade of 1.31g/t and 1.7Mt from stockpile at a grade of 0.74g/t in December. Tonnes milled decreased by 8% to 3.42Mt in the March quarter from 3.74Mt in the December quarter due to lower plant availability resulting from extended downtime to repair the SAG mill trunnion journal and unplanned breakdowns. AIC increased by 47% to US$2,973/oz in the March quarter from US$2,021/oz in the December quarter, mainly due to lower gold sold and higher capital expenditure. Total capital expenditure increased by 69% to US$96m in the March quarter from US$57m in the December quarter due to higher capital waste tonnes mined and higher tailings storage facility (TSF) expenditure in the March quarter. March 2026 quarter compared with March 2025 quarter Gold production decreased by 25% in the March 2026 quarter compared to the March 2025 quarter due to lower yield and lower tonnes milled. Yield decreased by 20% in the March 2026 quarter compared to the march 2025 quarter due to lower feed grade. In the March 2026 quarter, 1.4Mt was fed from ex-pit at a grade of 1.20g/t and 2.0Mt from stockpile at a grade of 0.79g/t compared to 2.5Mt was fed from ex-pit at a grade of 1.26g/t and 1.14Mt from stockpile at a grade of 0.87g/t for the same quarter in the previous year. Tonnes milled decreased by 6% in the March 2026 quarter compared to the March 2025 quarter due to lower plant availability resulting from extended downtime to repair the SAG mill trunnion journal and unplanned breakdowns. AIC increased by 65% in the March 2026 quarter compared to the March 2025 quarter mainly due to lower gold sold and higher capital expenditure. Total capital expenditure increased by 71% in the March 2026 quarter compared to the March 2025 quarter due to higher capital waste tonnes mined. 13 GOLD FIELDS Operational Update March Quarter 2026 Review of operations continued Salares Norte March 2026 December 2025 % Variance March 2025 % Variance Ore mined 000 tonnes 868 1,690 (49) 388 124 Waste (capital) 000 tonnes 1,231 — 100 5,920 (79) Waste (operational) 000 tonnes 3,141 4,868 (35) 158 1888 Total waste mined 000 tonnes 4,372 4,868 (10) 6,078 (28) Total tonnes mined 000 tonnes 5,240 6,558 (20) 6,466 (19) Strip ratio waste/ ore 5.04 2.88 75 15.66 (68) Grade mined – gold g/t 4.05 3.94 3 4.20 (4) Grade mined – silver g/t 62.54 86.80 (28) 139.61 (55) Gold mined 000’oz 113.1 214.3 (47) 52.3 116 Silver mined 000’oz 1,745.4 4,717.0 (63) 1,739.7 — Tonnes milled 000 tonnes 505 448 13 173 192 Gold recoveries per cent 91 86 6 84 8 Silver recoveries per cent 81 76 7 39 108 Yield – Gold g/t 9.1 10.0 (9) 8.8 3 – Silver per cent 9.1 90.2 (90) 22.2 (59) – Combined eq g/t 10.7 11.2 (4) 9.0 19 Gold produced 000’oz 148.2 143.5 3 48.8 204 Silver produced 000’oz 1,473.2 1,297.7 14 123.4 1094 Total equivalent gold produced 000’ eq oz 173.3 160.7 8 50.2 245 Total equivalent gold sold 000’ eq oz 171.0 151.3 13 51.0 235 AISC US$/oz 102 424 (76) 1,761 (94) US$/ eq oz 800 828 (3) 1,792 (55) AIC US$/oz 165 479 (66) 2,492 (93) US$/ eq oz 854 877 (3) 2,502 (66) Sustaining capital expenditure US$m 17.0 14.4 18 64.4 (74) Non-sustaining expenditure US$m 3.1 — 100 29.9 (90) Total capital expenditure US$m 20.1 14.4 40 94.3 (79) March 2026 quarter compared with December 2025 quarter Gold production increased by 3% to 148,200oz, and silver production increased by 14% to 1,473,200oz as a result of a 13% increase in tonnes processed and higher gold and silver recoveries. This resulted in gold-equivalent production increasing by 8% to 173,300 AU-eq oz in the March quarter from 160,700 AU-eq oz in the December quarter. AIC decreased by 66% to US$165/oz in the March 2026 quarter from US$479/oz in the December quarter, mainly due to higher gold sold and a higher silver by-product credit to cost, partially offset by higher capital expenditure. Total capital expenditure increased by 40% to US$20m in the March 2026 quarter from US$14m in the December 2025 quarter mainly due to the start of the Agua Amarga development project (US$3m) and higher sustaining capital. March 2026 quarter compared with March 2025 quarter Gold-equivalent production increased by 245% in the March 2026 quarter compared to the March 2025 quarter as a result of higher throughput and higher gold and silver recoveries. AIC decreased by 93% in the March 2026 quarter compared to the March 2025 quarter, reflecting the transition to stable and efficient operations post achieving commercial levels of production. Total capital expenditure decreased by 79% in the March 2026 quarter compared to the March 2025 quarter, reflecting the transition from ramp-up to a more stable operation. 14 GOLD FIELDS Operational Update March Quarter 2026 Review of operations continued Cerro Corona March 2026 December 2025 % Variance March 2025 % Variance Ore mined 000 tonnes — 489 (100) 2,750 (100) Waste mined 000 tonnes — 45 (100) 2,225 (100) Total tonnes mined 000 tonnes — 534 (100) 4,976 (100) Strip ratio waste/ ore — 0.1 (100) 0.8 (100) Grade mined – gold g/t — 0.40 (100) 0.60 (100) Grade mined – copper per cent — 0.36 (100) 0.34 (100) Gold mined 000’oz — 6.3 (100) 52.9 (100) Copper mined 000 tonnes — 1,737 (100) 9,421 (100) Tonnes milled 000 tonnes 1,594 1,491 7 1,602 — Gold recovery per cent 68.7 71.8 (4) 76.1 (10) Copper recovery per cent 85.5 90.3 (5) 91.4 (6) Yield – Gold g/t 0.32 0.34 (6) 0.55 (42) – Copper per cent 0.29 0.34 (15) 0.37 (22) – Combined eq g/t 0.54 0.60 (10) 0.89 (39) Gold produced 000’oz 16.0 15.9 1 27.1 (41) Copper produced tonnes 4,441 4,833 (8) 5,660 (22) Total equivalent gold produced 000’ eq oz 27.7 28.8 (4) 45.6 (39) Total equivalent gold sold 000’ eq oz 29.9 27.5 9 44.9 (33) AISC US$/oz 1,179 1,668 (29) 194 508 AISC US$/ eq oz 2,698 3,047 (11) 1,296 108 AIC US$/oz 1,360 3,155 (57) 250 444 AIC US$/ eq oz 2,802 3,871 (28) 1,329 111 Sustaining capital expenditure US$m (0.2) 9.1 (102) 0.5 (140) Non-sustaining capital expenditure US$m 1.4 20.2 (93) 0.5 180 Total capital expenditure US$m 1.2 29.3 (96) 1.0 20 March 2026 quarter compared with December 2025 quarter Gold-equivalent production decreased by 4% to 27,700oz in the March quarter from 28,800oz in the December quarter mainly due to lower gold and copper recoveries during the March quarter, resulting from the treatment of the low-grade stockpile. AIC per gold ounce sold decreased by 57% to US$1,360/oz in the March quarter from US$3,155/oz in the December quarter, mainly due to higher copper by-product credits to cost, lower capital expenditure and higher gold ounces sold. Total capital expenditure decreased by 96% to US$1m in the March quarter from US$29m in the December quarter, mainly due to the timing of the construction activities related to the in-pit tailings facility and the impact of the rainy season. March 2026 quarter compared with March 2025 quarter Gold-equivalent production decreased by 39% in the March 2026 quarter compared to the March 2025 quarter, mainly due to lower gold and copper produced. This was driven by lower gold and copper grades and recoveries, in line with the mine sequence. Since October 2025, and as planned in the life-of-mine schedule, the operation had been entirely rehandling and processing low-grade ore from stockpiles. AIC per gold ounce sold increased by 444% in the March 2026 quarter compared to the March 2025 quarter, mainly due to a higher gold inventory charge resulting from the consumption of the low-grade stockpile processed. In addition, gold ounces sold decreased. Total capital expenditure remained similar. 15 GOLD FIELDS Operational Update March Quarter 2026 Underground and surface Tonnes mined (000 tonnes)* – underground ore Mar 2026 1,589 — — — — 435 282 515 357 — Dec 2025 1,609 — — — — 403 318 555 333 — Mar 2025 1,618 — — — — 417 295 560 346 — – underground waste Mar 2026 632 — — — — 60 222 264 86 — Dec 2025 606 — — — — 65 173 214 153 — Mar 2025 695 — — — — 73 231 253 139 — – surface ore Mar 2026 4,946 — 868 1,535 677 — — 428 — 1,438 Dec 2025 8,332 489 1,690 2,368 983 — — 815 — 1,987 Mar 2025 7,787 2,750 388 3,053 — — — 433 — 1,163 – total Mar 2026 7,167 — 868 1,535 677 495 504 1,207 443 1,438 Dec 2025 10,547 489 1,690 2,368 983 468 491 1,584 486 1,987 Mar 2025 10,100 2,750 388 3,053 — 490 526 1,246 485 1,163 Grade mined (grams per tonne) – underground ore Mar 2026 4.9 — — — — 5.6 4.9 3.4 6.3 — Dec 2025 5.7 — — — — 5.9 6.4 4.6 6.3 — Mar 2025 5.2 — — — — 6.0 6.5 3.5 5.8 — – surface ore Mar 2026 1.6 — 4.1 1.3 0.7 — — 1.8 — 0.9 Dec 2025 1.7 0.4 3.9 1.3 0.8 — — 1.2 — 1.1 Mar 2025 1.1 0.6 4.2 1.2 — — — 1.8 — 1.1 – total Mar 2026 2.4 — 4.1 1.3 0.7 4.9 4.9 2.7 6.3 0.9 Dec 2025 2.3 0.4 3.9 1.3 0.8 5.1 6.4 2.6 6.3 1.1 Mar 2025 1.8 0.6 4.2 1.2 — 5.1 6.5 2.8 5.8 1.1 Gold mined (000 ounces)* – underground ore Mar 2026 251.8 — — — — 78.6 44.5 56.3 72.4 — Dec 2025 292.5 — — — — 76.3 65.5 82.7 67.9 — Mar 2025 269.0 — — — — 80.7 61.2 62.4 64.7 — – surface ore Mar 2026 257.7 — 113.1 63.4 16.3 — — 24.2 — 40.7 Dec 2025 447.4 6.3 214.3 100.7 25.4 — — 32.6 — 68.1 Mar 2025 284.7 52.9 52.3 114.7 — — — 25.4 — 39.4 – total Mar 2026 509.5 — 113.1 63.4 16.3 78.6 44.5 80.5 72.4 40.7 Dec 2025 739.9 6.3 214.3 100.7 25.4 76.3 65.5 115.3 67.9 68.1 Mar 2025 553.7 52.9 52.3 114.7 — 80.7 61.2 87.8 64.7 39.4 Ore milled/treated (000 tonnes) – underground ore Mar 2026 1,661 — — — — 430 296 523 412 — Dec 2025 1,522 — — — — 389 296 548 290 — Mar 2025 1,549 — — — — 374 275 559 340 — – underground waste Mar 2026 42 — — — — 42 — — — — Dec 2025 39 — — — — 39 — — — — Mar 2025 46 — — — — 46 — — — — – surface ore Mar 2026 9,947 1,594 505 3,423 1,147 322 — 623 — 2,332 Dec 2025 10,254 1,491 448 3,740 1,221 237 — 628 — 2,490 Mar 2025 8,565 1,602 173 3,639 1,154 291 — 575 — 1,131 – total Mar 2026 11,650 1,594 505 3,423 1,147 794 296 1,147 412 2,332 Dec 2025 11,815 1,491 448 3,740 1,221 665 296 1,176 290 2,490 Mar 2025 10,159 1,602 173 3,639 1,154 711 275 1,134 340 1,131 Yield (Grams per tonne) – underground ore Mar 2026 4.7 — — — — 5.3 4.8 3.2 5.9 — Dec 2025 5.5 — — — — 6.1 6.5 4.2 6.3 — Mar 2025 5.1 — — — — 5.9 7.4 3.1 5.7 — – surface ore Mar 2026 1.2 0.5 10.7 0.9 0.5 0.1 — 1.4 — 0.7 Dec 2025 1.3 0.6 11.2 1.0 0.6 0.1 — 1.1 — 0.9 Mar 2025 1.1 0.9 9.0 1.1 0.7 0.1 — 1.6 — 1.0 – combined Mar 2026 1.7 0.5 10.7 0.9 0.5 2.9 4.8 2.3 5.9 0.7 Dec 2025 1.8 0.6 11.2 1.0 0.6 3.6 6.5 2.5 6.3 0.9 Mar 2025 1.7 0.9 9.0 1.1 0.7 3.2 7.4 2.3 5.7 1.0 Ounces with metric tonnes and grade Total Mine operations Peru Chile Ghana South Africa Australia Cerro Corona Salares Norte2 Tarkwa Damang South Deep Agnew St Ives Granny Smith Gruyere1 16 GOLD FIELDS Operational Update March Quarter 2026

Ounces with metric tonnes and grade		Total Mine operations	Peru	Chile	Ghana		South Africa	Australia			
			Cerro Corona	Salares Norte[2]	Tarkwa	Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere[1]
Gold produced (000 ounces)* – underground ore	**Mar 2026**	**251.3**	**–**	**–**	**–**	**–**	**73.3**	**45.4**	**54.7**	**78.0**	**–**
	Dec 2025	270.5	–	–	–	–	76.8	61.6	73.6	58.4	–
	Mar 2025	255.0	–	–	–	–	71.0	65.5	56.2	62.3	–
– surface ore	**Mar 2026**	**397.8**	**27.7**	**173.3**	**94.4**	**19.0**	**1.2**	**–**	**29.0**	**–**	**53.2**
	Dec 2025	428.2	28.8	160.7	118.7	23.1	1.1	–	22.4	–	73.4
	Mar 2025	313.6	45.6	50.2	126.3	25.7	1.2	–	29.0	–	35.6
– total	**Mar 2026**	**649.1**	**27.7**	**173.3**	**94.4**	**19.0**	**74.5**	**45.4**	**83.7**	**78.0**	**53.2**
	Dec 2025	698.7	28.8	160.7	118.7	23.1	77.9	61.6	96.0	58.4	73.4
	Mar 2025	568.6	45.6	50.2	126.3	25.7	72.2	65.5	85.2	62.3	35.6

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*
[2] *On 31 August 2025, the operation achieved commercial levels of production, following the sustained improvement of the plant throughput and metallurgical recoveries*
* *Excludes surface material at South Deep*

17 GOLD FIELDS Operational Update March Quarter 2026

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning.

These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities (including the permitting, development and operations of the Windfall project) and other initiatives, anticipated benefits of acquisitions or joint ventures, ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

This presentation includes certain non-International Financial Reporting Standards (IFRS) financial measures, including adjusted earnings before interest, taxes, depreciation, and amortisation (adjusted EBITDA), AISC, AIC, AIC net of by-products, net debt, free cash flow and adjusted free cash flow. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this presentation has not been reviewed or reported on by Gold Fields' external auditors.

18 GOLD FIELDS Operational Update March Quarter 2026

Administration and corporate information

Corporate Secretary
André Weststrate
Mobile: +27 83 635 5961
Email: anre.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 3869 0706
Email: general@corpserv.co.uk

American depositary receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 43006
Providence RI
02940-3078

Overnight correspondence should be sent to:
BNY Mellon
150 Royall St., Suite 101
Canton, MA 02021
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign
Email: shrrelations@cpushareownerservices.com

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Investor and media enquiries
Jongisa Magagula
Mobile: +27 67 419 5903
Email: jongisa.magagula@goldfields.com

Kershnee Govender
Mobile: +27 83 564 4090
Email: kershnee.govender@goldfields.com

Email: investor.relations@goldfields.com
Email: media@goldfields.com

Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

Private Bag X9000
Saxonwold
2132
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
MUFG Corporate Markets (formerly Link Group)
Central Square
29 Wellington Street
Leeds
LSI 4DL
United Kingdom
Tel: +44 (0) 371 664 0300
Email: shareholderenquiries@cm.mpms.mufg.com

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
Email: shareholderenquiries@cm.mpms.mufg.com

Website
www.goldfields.com

Listings
JSE / NYSE

YGH Suleman' (Chairperson) MJ Fraser'' (Chief Executive Officer) AT Dall'' (Chief Financial Officer) A Andani#' ZBM Bassa' MC Bitar®' TP Goodlace' JF MacKenzie*' SL McCrae^^' JE McGill^' MI Rawlinson*' PG Sibiya' CAT Smit'

^ Australian * British ® Chilean # Ghanaian ^^ Canadian

' Independent Director '' Non-independent Director

19 GOLD FIELDS Operational Update March Quarter 2026